UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            -------------------------

                                 SCHEDULE 13D/A
                                 (Rule 13d-101)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 10)*

                       Hungarian Telephone and Cable Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.001 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   4455421030
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                L. Russell Mitten
                                    Secretary
                         Citizens Communications Company
                                3 High Ridge Park
                               Stamford, CT 06905
                                 (203) 614-5600
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                September 3, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in the cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)



1. NAME OF REPORTING PERSONS
   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY)

   Citizens Communications Company
   06-0619596

----------------------------------------------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                   (a) [ ]
                                                                                                      (b) [X]
----------------------------------------------------------------------------------------------------------------------
3. SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
4. SOURCE OF FUNDS
   WC

----------------------------------------------------------------------------------------------------------------------
5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
   PURSUANT TO ITEMS 2(d) OR 2(e)                                                                         [ ]

----------------------------------------------------------------------------------------------------------------------
6. CITIZENSHIP OR PLACE OF ORGANIZATION

   Delaware

----------------------------------------------------------------------------------------------------------------------
                              7.    SOLE VOTING POWER

                                    0
 NUMBER OF SHARES
 BENEFICIALLY OWNED BY EACH   ----------------------------------------------------------------------------------------
 REPORTING PERSON WITH:       8.    SHARED VOTING POWER

                                    None.

                              ----------------------------------------------------------------------------------------
                              9.    SOLE DISPOSITIVE POWER

                                    0

                              ----------------------------------------------------------------------------------------
                              10.   SHARED DISPOSITIVE POWER

                                    None.

----------------------------------------------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    0%
----------------------------------------------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    SHARES                                                                                                 [ ]
----------------------------------------------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    0%
----------------------------------------------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON

    CO
----------------------------------------------------------------------------------------------------------------------


                               Amendment No. 10 to
                            Statement on Schedule 13D

     This Amendment No. 10 to Statement on Schedule 13D relates to the beneficial ownership of common stock, par value $0.001 per share (the "Common Stock"), of Hungarian Telephone & Cable Corp., a Delaware corporation (the "Company" or the "Issuer"). This Amendment No. 10 to Schedule 13D is being filed by Citizens Communications Company, a Delaware corporation (the "Reporting Person"), and amends and supplements the Schedule 13D filed by the Reporting Person on filed on May 18, 1995, as amended by Amendment No. 1 thereto filed on June 6, 1995, Amendment No. 2 thereto filed on September 28, 1995, Amendment No. 3 thereto filed on October 6, 1995, Amendment No. 4 thereto filed on November 7, 1995, Amendment No. 5 thereto filed on March 7, 1996, Amendment No. 6 thereto filed on April 16, 1996, Amendment No. 7 thereto filed on October 24, 1996, Amendment No. 8 thereto filed on October 13, 1998 and Amendment No. 9 thereto filed on May 24, 1999.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 is hereby amended and restated as follows:

(a), (b), (c) and (f)

Name of Reporting Person:           Citizens  Communications  Company, on behalf
                                    of itself  and its  wholly  owned subsidiary
                                    CU Capital LLC f/k/a CU Capital Corp.("CUC")
State of Incorporation:             Delaware
Principal Business:                 Citizens Communications Company provides,
                                    directly or through its subsidiaries, (i) wireline communications services to rural areas and small and medium-sized towns and cities as an incumbent local exchange carrier and (ii) competitive local exchange carrier services to business customers and to other communications carriers in certain metropolitan areas in the western United
                                    States.

Address of Principal Business:      3 High Ridge Park, Stamford, CT 06905
Address of Principal Office:        3 High Ridge Park, Stamford, CT 06905

     The names, business addresses and principal occupations of the executive officers and directors of the Reporting Person, all of whom are United States citizens, are set forth in Schedule I hereto and are incorporated herein by reference.

(d) - (e) During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the executive officers or directors of the Reporting Person have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.


ITEM 4.  PURPOSE OF TRANSACTION.

Item 4 is hereby amended by adding the following information to the Reporting Person's response to subsections (a), (d) and (e) by adding the following information:

     On September 3, 2004, the Reporting Person entered into agreements with each of EMDCD Limited, Asset Holder DPC No. 2 Limited re Ashmore Emerging Economy Portfolio and Ashmore Global Special Situations Fund Limited pursuant to which such parties purchased all of the shares of Common Stock and Preferred Stock held by the Reporting Person for an aggregate purchase price of $13,179,540 in cash. The Reporting Person also assigned its rights under the Registration Agreement and, subject to the consent of the Company, the Replacement and Termination Agreement.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby amended and restated in its entirety as follows:

     (a) and (b) The approximate percentages of shares of Common Stock reported as beneficially owned by the Reporting Person is based upon 12,430,417 shares of Common Stock outstanding as of August 9, 2004, as reported in the Company's quarterly report on Form 10-Q for the quarterly period ended June 30, 2004.

     Please see Items 7, 8, 9, 10, 11, and 13 of the cover sheet for the Reporting Person.

     To the knowledge of the  Reporting  Person,  none of the persons  listed in
Schedule I owns any shares of Common Stock.

     (c) Except as set forth in Item 4 above, the Reporting Person has not effected any transaction in the Common Stock during the past 60 days. To the knowledge of the Reporting Person, none of the persons listed in Schedule I has effected any transaction in the Common Stock during the past 60 days.

     (d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of securities is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e) Not applicable.



ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.


Item 6 is hereby amended and restated in its entirety as follows:

     Except as described in response to Item 4, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company between the Reporting Person or CUC and any other person. To the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships with respect to the securities of the Company between the any of the persons listed on Schedule I and any other person.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 is hereby amended and restated as follows:

Exhibit A     Power of Attorney dated September 26, 1995 (previously
              filed with the Reporting Person's Amendment No. 2 to
              Schedule 13D filed September 28, 1995).
Exhibit B     Replacement and Termination Agreement dated September
              30, 1998 among the Issuer, CUCC and CIMS (which includes
              the form of the Promissory Note as Exhibit A thereto)
              (previously filed with the Reporting Person's Amendment
              No. 8 to Schedule 13D filed October 13, 1998).
Exhibit C     Registration Agreement dated May 31, 1995 between the
              Issuer and CU Capital LLC (previously filed with the
              Reporting Person's Amendment No. 1 to Schedule 13D filed
              June 6, 1995)
Exhibit D     Purchase and Sale Agreement, dated as of September 3,
              2004, between CU Capital LLC and Ashmore Global Special
              Situations Fund
Exhibit E     Purchase and Sale Agreement,  dated as of September 3, 2004, between CU Capital LLC and EMDCD Limited
Exhibit F     Purchase and Sale Agreement,  dated as of September 3, 2004, between Citizens Communications Company and Asset Holder PCC No. 2
              Limited re Ashmore Emerging Economy Portfolio

Signature
---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 8, 2004

                                         CITIZENS COMMUNICATIONS COMPANY


                                         By:   /s/ Robert J. Larson
                                            ---------------------------------
                                            Name:  Robert J. Larson
                                            Title: Senior Vice President and
                                                   Chief Accounting Officer

                                INDEX TO EXHIBITS



Exhibit A      Power of Attorney dated September 26, 1995 (previously
               filed with the Reporting Person's Amendment No. 2 to
               Schedule 13D filed September 28, 1995).
Exhibit B      Replacement and Termination Agreement dated September
               30, 1998 among the Issuer, CUCC and CIMS (which includes
               the form of the Promissory Note as Exhibit A thereto)
               (previously filed with the Reporting Person's Amendment
               No. 8 to Schedule 13D filed October 13, 1998).
Exhibit C      Registration Agreement dated May 31, 1995 between the
               Issuer and CU Capital LLC (previously filed with the
               Reporting Person's Amendment No. 1 to Schedule 13D filed
               June 6, 1995)
Exhibit D      Purchase and Sale Agreement, dated as of September 3,
               2004, between CU Capital LLC and Ashmore Global Special
               Situations Fund
Exhibit E      Purchase and Sale Agreement,  dated as of September 3, 2004, between CU Capital LLC and EMDCD Limited
Exhibit F      Purchase and Sale Agreement,  dated as of September 3, 2004, between Citizens  Communications Company and Asset Holder PCC
               No. 2 Limited re Ashmore Emerging Economy Portfolio

                                   SCHEDULE I
                                   ----------

The names, addresses and principal occupations of each of the executive officers and directors of Citizens Communications Company are listed below.

NAME AND ADDRESSES                                           PRINCIPAL OCCUPATION
------------------                                           --------------------

Directors:
---------


Aaron I. Fleischman                                          Senior Partner
c/o Citizens Communications Company                          Fleischman and Walsh, LLP
3 High Ridge Road
Stamford, CT  06905


Stanley Harfenist                                            Retired
c/o Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


Andrew N. Heine                                              Private Investor
c/o Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


John L. Schroeder                                            President, Pinecrest Management, LLC
c/o Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


Edwin Tornberg                                               President and Director,
c/o Citizens Communications Company                          Edwin Tornberg & Company
3 High Ridge Road
Stamford, CT  06905


Claire Tow                                                   President
c/o Citizens Communications Company                          The Tow Foundation
3 High Ridge Road
Stamford, CT  06905


                                       9

Leonard Tow                                                  Chairman of the Board,
c/o Citizens Communications Company                          Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


Robert A. Stanger                                            Chairman,
c/o Citizens Communications Company                          Robert A. Stanger & Company
3 High Ridge Road
Stamford, CT  06905


William M. Kraus                                             Retired
c/o Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905


David H. Ward                                                Chief Financial Officer,
c/o Citizens Communications Company                          Voltarc Technologies, Inc.
3 High Ridge Road
Stamford, CT  06905


Rudy J. Graf                                                 Acting Chief Executive Officer
c/o Citizens Communications Company
3 High Ridge Road
Stamford, CT  06905



Executive Officers:
------------------

Donald B. Armour                                             Senior Vice President, Finance and Treasurer
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


John H. Casey III                                            President  and  Chief  Operating  Officer  of  the  ILEC
Citizens Communications Company                              Sector and Executive Vice President
3 High Ridge Park
Stamford, CT  06905

                                       10

Jerry Elliott                                                Executive Vice President and Chief Financial Officer
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


Jean M. DiSturco                                             Senior Vice President, Human Resources
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


Michael G. Harris                                            Senior Vice President, Engineering and New Technology
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


Dean Jackson                                                 Senior Vice President, Business Support Services
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


Robert J. Larson                                             Senior Vice President and Chief Accounting Officer
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


L. Russell Mitten                                            Senior Vice President, General Counsel and Secretary
Citizens Communications Company
3 High Ridge Park
Stamford, CT  06905


Daniel J. McCarthy                                           Senior Vice President  Broadband  Operations,  President
Citizens Communications Company                              and COO Electric Lightwave
3 High Ridge Road
Stamford, CT  06905


                                   EXHIBIT D
                                   ---------


                           ---------------------------

                           Purchase And Sale Agreement



                          Dated as of September 3, 2004

                                 by and between



                                 CU Capital LLC
                           (formerly CU Capital Corp.)


                                       and



                 Ashmore Global Special Situations Fund Limited

                         ------------------------------


                                TABLE OF CONTENTS


1.       Definitions......................................................................1


2.       Purchase and Sale of Shares......................................................3


3.       Representations and Warranties Concerning the Transaction........................3


4.       Assignment and Transfer of Registration Agreement................................7


5.       Pre-Closing Covenants............................................................7


6.       Post-Closing Covenants...........................................................8


7.       Conditions to Obligation to Close................................................8


8.       Remedies for Breaches of this Agreement.........................................10


9.       Termination.....................................................................11


10.      Miscellaneous...................................................................12


EXHIBIT A        Registration Agreement..................................................17


EXHIBIT B        Replacement Agreement...................................................18


EXHIBIT C        Escrow Arrangements.....................................................19


     THIS PURCHASE AND SALE AGREEMENT (this "Agreement") is made as of September 3, 2004 by and between CU Capital LLC (formerly CU Capital Corp.), a Delaware limited liability company (the "Seller"), and Ashmore Global Special Situations Fund Limited, a [Guernsey Fund] ("Buyer"). The Buyer and the Seller are referred to collectively herein as the "Parties" and each individually as a "Party".

                                    RECITALS

     WHEREAS, Seller is the owner of the Shares (as defined in Section 1);

     WHEREAS, Seller wishes to sell and Buyer wishes to buy the Shares (as defined in Section 1) on the terms and conditions set forth in this Agreement; and

     WHEREAS, Seller wishes to assign to Buyer and Buyer wishes to assume from Seller all of Seller's rights, duties and obligations under the Registration Agreement and, subject to the consent of HTCC, the Replacement Agreement (each as defined in Section 1) on the terms and conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

     1. Definitions.
        -----------

     "Accredited Investor" has the meaning set forth in Regulation D promulgated under the Securities Act.

     "Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys' fees and expenses.

     "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

     "Buyer" has the meaning set forth in the preface above.

     "Closing" has the meaning set forth in Section 2(c) below.

     "Closing Date" has the meaning set forth in Section 2(c) below.

     "Credit Agreement" means the Senior Secured Facility Agreement dated April 11, 2000 for Hungarotel Tavkozlesi Koncesszios Reszvenytarsasag, Raba-com Tavkozlesi Koncesszios Reszvenytarsasag, Papa Es Tersege Tavkozlesi Koncesszios Reszvenytarsasag and KNC Kelet-Nograd Com Tavkozlesi Koncesszios Reszvenytarsasag, as Borrowers, with Hungarian Telephone and Cable Corp. and HTCC Tanacsada Reszvenytarsasag, as Guarantors, Citibank, N.A. and Westdeutsche Landesbank Girozentrale as arrangers, Citibank International PLC as facility agent, Citibank RT. as security agent, and the financial institutions named therein as Lenders.

     "GAAP" means United States generally accepted accounting principles as in effect from time to time.

     "HTCC" means Hungarian Telephone and Cable Corp., a Delaware corporation, together with all of its Subsidiaries and Affiliates.

     "Income Tax" means any federal, state, local, or foreign income tax, including any interest, penalty, or addition thereto, whether disputed or not.

     "Indemnified Party" has the meaning set forth in Section 8(d) below.

     "Indemnifying Party" has the meaning set forth in Section 8(d) below.

     "Knowledge"   shall  mean  the  actual   knowledge,   without   independent
investigation, of the executive officers of the Seller identified in its most recent proxy statement.

     "Material Adverse Effect" means any event which will or could reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the properties, business, operations, earnings, assets, liabilities, condition (financial or otherwise) of HTCC whether or not in the ordinary course of business taken as a whole, other than any effect arising from the aggregate number of shares of Common Stock and Preferred Stock held by the Buyer and its Affiliates.

     "Party" or "Parties" has the meaning set forth in the preface above.

     "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

     "Preferred Stock" means the shares of Series A Convertible Preferred Stock, par value 0.01 per share, of Hungarian Telephone and Cable Corp.

     "Purchase Price" has the meaning set forth in Section 2(b) below.

     "Registration Agreement" means the Registration Agreement, dated May 31, 1995 by and between CU Capital Corp. and Hungarian Telephone and Cable Corp. in the form attached to this Agreement as Exhibit A.

     "Replacement Agreement" means the Replacement and Termination Agreement, dated September 30, 1998 by and among CU Capital Corp., Citizens International Management Services Company and Hungarian Telephone and Cable Corp. in the form attached to this Agreement as Exhibit B.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Security Interest" means any charge, claim, community property interest, condition, equitable interest, lien, pledge, security interest, right of first refusal, or restriction or encumbrance of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute.

     "Seller" has the meaning set forth in the preface above.

     "Shares" means the thirty thousand preference shares of Preferred Stock.

     "Subsidiary" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

     "Third Party Claim" has the meaning set forth in Section 8(d) below.

     2. Purchase and Sale of Shares.
        ---------------------------

     (a) Purchase and Sale. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell to the Buyer the Shares.

     (b) Purchase Price. The Buyer agrees to pay to the Seller at the Closing US$1,650,000 (the "Purchase Price") in cash, which Purchase Price shall be payable by wire transfer or other delivery of immediately available funds as contemplated by the arrangements set forth in Exhibit C hereto.

     (c) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Dewey Ballantine LLP in New York, New York, commencing at 9:00 a.m. local time on September 3, 2004 or on such other date as the Buyer and the Seller may mutually determine (the "Closing Date") provided, however, that the Closing Date shall be not later than November 30, 2004.

     (d) Delivery of the Shares. On the Closing Date the Seller will arrange for one or more stock certificates representing the shares of Preferred Stock, each such stock certificate with stock powers attached and duly endorsed in favour of Buyer, together with the opinion contemplated by Section 6.2 of the Replacement Agreement, to be delivered in accordance with the arrangements set forth in Exhibit C hereto.

     (e) Delivery of Certificates, etc. at the Closing. At the Closing, (i) the Seller will deliver to the Buyer the various certificates referred to in Section 7(a) below and (ii) the Buyer will deliver to the Seller the various certificates referred to in Section 7(b) below in accordance with the arrangement set forth in Exhibit C.

     (f) Delivery of Purchase Price at the Closing. At the Closing, Buyer will deliver to the Seller the consideration specified in Section 2(b) above in accordance with the arrangements set forth in Exhibit C.

     3. Representations and Warranties Concerning the Transaction.
        ---------------------------------------------------------

     (a) Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer that the statements contained in this Section 3(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then).

          (i)  Organization  of  Seller.   The  Seller  is  a  corporation  duly
     organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

          (ii) Authorization of Transaction. The Seller has full power and authority, and all corporate actions necessary on the part of the Seller have been taken, to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable against it in accordance with its terms, except to the extent that the enforcement of the rights and remedies created therein is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights and general principles of equity. Except as otherwise set forth in this Agreement, the Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any third parties (including HTCC), any U.S. government or any U.S. governmental agency in order to consummate the transactions contemplated by this Agreement, or if such notice, filing, authorization, consent or approval is needed, it has been given or obtained except in each case for any approval required under the Credit Agreement and the acceptability under Section 6.2 of the Replacement Agreement of the opinion, and the counsel providing the opinion, contemplated by Section 2(d).

          (iii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any agreement or any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any U.S. government, U.S. governmental agency, or U.S. court to which the Seller or, to the Knowledge of the Seller, to which HTCC is subject or any provision of the Seller's charter or bylaws except in each case for any approval required under the Credit Agreement and the acceptability under
     Section 6.2 of the Replacement Agreement of the opinion, and the counsel providing the opinion, contemplated by Section 2(d).

          (iv) Brokers' Fees. The Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

          (v) Shares. The Seller beneficially owns the Shares free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws and Section 6.2 of the Replacement Agreement), taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of the Shares (other than this Agreement). The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Shares. Upon transfer of the Shares in accordance with the terms of this Agreement, Buyer shall acquire good, valid and marketable title to the Shares, free and clear of any Security Interests other than the obligation to obtain opinions under the Replacement Agreement or arising under the Securities Act and state securities laws.

          (vi) No Proceedings against Seller. There is no civil, criminal or administrative suit or claim, proceeding or investigation before any court, arbitrator or similar panel at law or in equity now pending or, to the Knowledge of the Seller, threatened against the Seller or the Shares, which could reasonably be expected to materially adversely affect the ability of the Seller to consummate the transaction contemplated by this Agreement or encumber the Shares.

          (vii) Seller is a Sophisticated Seller. Seller (A) is a sophisticated seller with respect to the sale of the Shares, (B) has adequate information concerning the business and financial condition of HTCC to make an informed decision regarding the sale of the Shares, and (C) has independently and without reliance upon Buyer, and based on such information as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that Seller has relied upon Buyer's express representations, warranties, covenants and indemnities in this Agreement. Seller acknowledges that Buyer has not given Seller any investment advice, credit information, or opinion on whether the sale of the Shares is prudent.

          (viii) Excluded Information. Seller acknowledges that (A) Buyer currently may have, and later may come into possession of, information with respect to the Shares or HTCC or any of its Affiliates that is not known to Seller and that may be material to a decision to sell the Shares including the transaction involving HTCC and PanTel Rt. ("Seller Excluded Information"), (B) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (C) Buyer shall have no liability to Seller, and Seller waives and releases any claims that it might have against Buyer whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Buyer's representations or warranties in this Agreement.

          (ix) Provision of Documents. Seller has provided or otherwise made available to Buyer copies of all material agreements between Seller and HTCC relating to the Shares (other than any such material agreement filed with the United States Securities and Exchange Commission).

          (x) No Other Agreements. Seller is not a party to, or bound by, any document or agreement that could reasonably be expected to materially and adversely affect the Shares or Buyer's rights and remedies under this Agreement (other than the Replacement Agreement).

          (xi) Disclaimer of other Representations and Warranties. The Seller makes no representation or warranty, express or implied, at law or in equity, in respect of HTCC or any of its assets, liabilities or operations. Except as expressly set forth herein, Buyer hereby acknowledges and agrees that the Buyer is purchasing the Shares having made, to its full and complete satisfaction, a due diligence investigation of HTCC.

          (b) Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller that the statements contained in this Section 3(b) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then).

               (i) Organization of the Buyer. The Buyer is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

               (ii) Authorization of Transaction. The Buyer has full power and authority to execute and has taken all corporate actions required to deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions, except to the extent that the enforcement of the rights and remedies created therein is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights and general principles of equity. The Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

               (iii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its charter or bylaws.

               (iv) Brokers' Fees. The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Seller could become liable or obligated.

               (v) No Proceedings against Buyer. There is no civil, criminal or administrative suit or claim, proceeding or investigation before any court, arbitrator or similar panel at law or in equity now pending or, to the knowledge of the Buyer, threatened against the Buyer, which could reasonably be expected to materially adversely affect the ability to consummate the transaction contemplated by this Agreement.

               (vi) Investment. The Buyer (A) understands that the Shares have not been, and will not be, registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (B) is acquiring the Shares solely for its own account for investment purposes, and not with a view to the distribution thereof in violation of any applicable securities laws,
          (C) is a sophisticated investor with knowledge and experience in business and financial matters, (D) has received certain information concerning HTCC and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Shares and (E) is able to bear the economic risk and lack of liquidity inherent in holding the Shares.

               (vii)   Buyer  is  a   Sophisticated   Buyer.   Buyer  (A)  is  a
          sophisticated buyer with respect to the purchase of the Shares, (B) has adequate information concerning the business and financial condition of HTCC to make an informed decision regarding the purchase of the Shares, (C) has independently and without reliance upon Seller, and based on such information as Buyer has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that Buyer has relied upon Seller's express representations, warranties, covenants and indemnities in this Agreement, (D) understands that the Shares are restricted securities (within the meaning of Rule 144 of Securities Act) have not been registered under the Securities Act, and cannot be resold except pursuant to registration under the Securities Act or an exemption from registration; and (E) acknowledges that the certificates representing the Shares shall bear a legend noting their restricted nature. Buyer acknowledges that Seller has not given Buyer any investment advice, credit information, or opinion on whether the sale of the Shares is prudent.

               (viii) Excluded Information. Buyer acknowledges that (A) Seller currently may have, and later may come into possession of, information with respect to the Shares or HTCC or any of its Affiliates that is not known to Buyer and that may be material to a decision to buy the Shares including the transaction involving HTCC and PanTel Rt. ("Buyer Excluded Information"), (B) Buyer has determined to buy the Shares notwithstanding its lack of knowledge of the Buyer Excluded Information and (C) Seller shall have no liability to Buyer, and Buyer waives and releases any claims that it might have against Seller whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Buyer Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Buyer Excluded Information shall not and does not affect the truth or accuracy of Seller's representations or warranties in this Agreement.

     4. Assignment and Transfer of Registration Agreement. Pursuant to Section 8(b) of the Registration Agreement, the Seller from and after the Closing Date assigns, transfers and delegates to the Buyer all of its rights, duties and obligations under the Registration Agreement, and Buyer accepts such assignment and assumes the Seller's rights, duties and obligations under the Registration Agreement.

     5. Pre-Closing Covenants.
        ---------------------

     (a) Cooperation Prior to Closing. Between the execution of this Agreement and the final release of the new Share Certificates and the Purchase Price as contemplated in paragraph 2(a) of Exhibit C ("Final Transfer"), each of the Parties will use its commercially reasonable best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 7 below).

     (b) Seller to Refrain from Taking or to Undertake Certain Actions. Between the execution of this Agreement and the Closing, Seller agrees:

          (i) not to take any action with regard to the Shares without the consent of the Buyer, which consent shall not be unreasonably withheld;

          (ii) to exercise all rights attaching to the Shares, including without limitation the right to vote in meetings of the Company, in accordance with the instructions of the Buyer;

          (iii) not take any action which would have a Material Adverse Effect on the Shares or which would result in a breach of the Agreement; and

          (iv) to take such reasonable actions with respect to the Shares, as the Buyer may request.

     (c) From the date of this Agreement, Seller shall use its reasonable commercial efforts to assign and to obtain HTCC's consent to the assignment of the Replacement Agreement to EMDCD Limited.

     (d) Seller shall use all reasonable endeavours to procure that the Seller's representative on the board of directors of HTCC shall resign as soon as practicable and to deliver a copy of such resignation letter to the Buyer.

     6. Post-Closing Covenants.
        ----------------------

     (a) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Section 8 below).

     (b) If the Seller's representative on the board of directors of HTCC shall have not yet resigned the Seller shall continue to use all reasonable endeavours to procure that the Seller's representative on the board of directors of HTCC shall resign as soon as practicable and to deliver a copy of such resignation letter to the Buyer.

     7. Conditions to Obligation to Close.
        ---------------------------------

     (a) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (i) the representations and warranties set forth in Section 3(a) above shall be true and correct in all material respects at and as of the Closing Date;

          (ii) the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

          (iv) all necessary governmental and third party consents and approvals in connection with the transactions contemplated by this Agreement shall have been obtained except in each case for any approval required under the Credit Agreement and the acceptability under Section 6.2 of the Replacement Agreement of the opinion, and the counsel providing the opinion, contemplated by Section 2(d);

          (v) the Seller shall have delivered to the Buyer certificates executed by the responsible officer or the secretary of the Seller certifying (A) that each of the conditions specified in Section 7(a)(i)-(iv) is satisfied in all respects, and (B) the incumbency of the officer of the Seller executing this Agreement and all other documents executed and delivered in connection therewith;

          (vi) the Buyer shall have received from US Counsel to the Seller, an opinion in a form acceptable to the Buyer, and dated as of the Closing Date covering (x) the matters set forth in Section 3(a)(ii) and (y) that no registration is required under the Securities Act to transfer the Shares to Buyer in accordance with this Agreement;

          (vii) since the date of this Agreement, no event or events shall have occurred which have had or reasonably may be expected to have a Material Adverse Effect;

          (viii) all actions to be taken by the Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to be delivered by the Seller to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer; and

     The Buyer may waive any condition specified in this Section 7(a) if it executes a writing so stating at or prior to the Closing.

     (b) Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (i) the representations and warranties set forth in Section 3(b) above shall be true and correct in all material respects at and as of the Closing Date;

          (ii) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

          (iv) all necessary governmental and third party consents and approvals in connection with the transactions contemplated by the Agreement shall have been obtained;

          (v) the Buyer shall have delivered to the Seller a certificate to the effect that each of the conditions specified above in Section 7(b)(i)-(iv) is satisfied in all respects; and

          (vi) all actions to be taken by the Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Seller.

     The Seller may waive any condition specified in this Section 7(b) if it executes a writing so stating at or prior to the Closing.

     8. Remedies for Breaches of this Agreement.
        ---------------------------------------

     (a) Survival of Representations and Warranties. All of the representations, warranties, covenants and obligations of the Parties contained in this Agreement and any certificate or document delivered with this Agreement shall survive the Closing (unless the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force for a period of 2 years thereafter (subject to any applicable statutes of limitations) or the specific terms thereof.

     (b) Indemnification Provisions for Benefit of the Buyer. In the event that the Seller breaches any of its representations, warranties, and covenants contained herein, and, if there is an applicable survival period pursuant to
Section 8(a) above, provided that the Buyer makes a written claim for indemnification against the Seller pursuant to Section 10(g) below within such survival period, then the Seller agrees to indemnify the Buyer up to the amount of the Purchase Price from and against the entirety of any Adverse Consequences the Buyer shall suffer through and after the date of the claim for indemnification caused proximately by the breach.

     (c) Indemnification Provisions for Benefit of the Sellers. In the event that the Buyer breaches any of its representations, warranties, and covenants contained herein, and, if there is an applicable survival period pursuant to
Section 8(a) above, provided that the Seller makes a written claim for indemnification against the Buyer pursuant to Section 10(g) below within such survival period, then the Buyer agrees to indemnify the Seller up to the amount of the Purchase Price from and against the entirety of any Adverse Consequences the Seller shall suffer through and after the date of the claim for indemnification caused proximately by the breach. Seller agrees and acknowledges that the obligations set forth in this Section 8(c) are solely those of Buyer. Seller expressly waives any and all claims arising under this Agreement and the transactions contemplated hereby against any Affiliates of Buyer.

     (d) Matters Involving Third Parties.

          (i) If any third party shall notify any Party (the "Indemnified Party") with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against the other Party (the "Indemnifying Party") under this Section 8, then the Indemnified Party shall promptly (and in any event within thirty (30) days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing.

          (ii) Notwithstanding the fact that the Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third Party Claim with counsel of his or its choice, the Indemnified Party will have the right to participate in such proceedings at its own cost.

          (iii) Unless and until an Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 8(d)(ii) above, however, the Indemnified Party may defend, at the cost of the Indemnifying Party, against the Third Party Claim in any manner it reasonably may deem appropriate.

          (iv) In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to monetary damages, with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld or delayed).

     (e) Exclusive Remedy. The Buyer and the Seller acknowledge and agree that the foregoing indemnification provisions in this Section 8 shall be the exclusive remedy of the Buyer and the Seller with respect to the transactions contemplated by this Agreement except for fraud or intentional misrepresentation.

     9. Termination.
        -----------

     (a) Termination of Agreement. The Parties may terminate this Agreement as provided below:

          (i) the Buyer and the Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

          (ii) the Buyer may terminate this Agreement by giving written notice to the Seller (A) at any time prior to the Closing in the event the Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach or (B) if the Closing has not occurred by November 30, 2004;

          (iii) the Seller may terminate this Agreement by giving written notice to the Buyer (A) at any time prior to the Closing in the event the Buyer has breached any material representation, warranty, or covenant contained in this Agreement or any similar agreement between an Affiliate of the Buyer and the Seller in any material respect, the Seller has notified the Buyer of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach or (B) if the Closing has not occurred by November 30, 2004; and

          (iv) the Buyer may terminate this Agreement if the registration of the Shares in the Buyer's name has not occurred by November 30, 2004.

     (b) Effect of Termination. If any Party terminates this Agreement pursuant to Section 9(a) above, all rights and obligations of the Parties hereunder, with the express exception of the provisions of Sections 10(g), 10(h), 10(i) and 10(l) hereof, shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach). For the avoidance of doubt, the arrangements set forth in Exhibit C hereto will terminate and the Purchase Price and all interest in the escrow account shall be returned promptly to the Buyer and the Share Certificates and related documentation shall be returned promptly to the Seller.

     10. Miscellaneous.
         -------------

     (a) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Parties prior to making the disclosure).

     (b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

     (c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

     (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other Party, except that the Buyer may freely assign without consent the benefit of this Agreement or otherwise sell or transfer all the Shares to any fund or account managed by Ashmore Investment Management Limited.

     (e)   Counterparts.   This  Agreement  may  be  executed  in  one  or  more
counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     (f) Headings. The section headings contained in this Agreement are inserted
for  convenience   only  and  shall  not  affect  in  any  way  the  meaning  or interpretation of this Agreement.

     (g) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

         If to the Seller:

         CU Capital LLC
         c/o Citizens Communications Company
         Three High Ridge Park
         Stamford CT 06905
         Attn:  Treasurer
         Fax:  +203-614-4602

         Copy to:
         Citizens Communications Company
         Three High Ridge Park
         Stamford CT 06905
         Attn:  General Counsel
         Fax:  +203-614-4651

         If to the Buyer:
         Ashmore Global Special Situations Fund Limited
         Barings (Guernsey) Limited
         P.O. Box 71, Trafalgar Court
         Les Banques, St Peter Port
         Guernsey GY1 3DA
         Attn:  Sarah Brouard
         Fax:  + 44 1481 745 058

         Copy to:
         Ashmore Investment Management Limited
         20 Bedfordbury
         London  WC2N 4BL
         United Kingdom
         Attention:  Tim Davis
         Facsimile:  +44-20-7557-4141

     Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex or ordinary mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

     (h) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

     (i) Dispute Resolution.

          (i) In the event of any dispute between the Parties, the Parties shall first attempt to settle such dispute amicably. Provided that, unless the Parties otherwise agree, arbitration may be commenced on or after the thirtieth (30) day after the day on which notice of intention to commence arbitration of such dispute was given, even if no attempt at amicable settlement thereof has been made.

          (ii) If amicable settlement has not been reached within the period stated in Section 10(i)(i) above, the dispute shall be finally settled under the Rules of Arbitration of the American Arbitration Association by one or more arbitrators appointed under such Rules. Each arbitrator shall have experience in agreements of this type generally. The language of the arbitration shall be English and all documents submitted to the arbitration shall be in English (or where applicable an English translation shall be provided). The place of such arbitration shall be New York, New York, United States of America. The prevailing party in any such arbitration shall be fully reimbursed by the other party for all costs associated with the arbitration, including reasonable legal fees.

     (j) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each Party. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     (k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     (l) Expenses. Each of the Buyer and the Seller will bear its own costs and expenses (including legal fees and expenses) incurred in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby.

     (m) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

     (n) Stamp Taxes, etc. Seller agrees that it will pay, and will hold the Buyer harmless from any and all liability with respect to any stamp or similar taxes which may be determined to be payable in connection with the execution, delivery and performance of this Agreement.

     (o) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

     (p) Barings (Guernsey) Limited is executing this Agreement and any other documents relating hereto to which Buyer is a party or shall be a party on behalf of Buyer and solely in its capacity as custodian for Buyer, and is making no independent representations or warranties and shall have no independent liability under this Agreement or such documents.







                  [remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

SELLER:                                        BUYER:

CU CAPITAL LLC                                 Ashmore Global Special
                                               Situations Fund Limited

By:   /s/ Donald B. Armour                     By Barings (Guernsey) Limited
     ---------------------                     as Custodian for Ashmore Global
Name:  Donald B. Armour                        Special Situations Fund Limited
Title: Vice President, Finance and
       Treasurer                               By:  /s/ Tracy Le Sauvage
                                                    ---------------------
                                               Name:  Tracy Le Sauvage
                                               Title: Authorized Signatory

                                               By:     /s/  Meloney Cohn
                                                     -------------------
                                               Name:   Meloney Cohn
                                               Title:  Authorized Signatory

                                   EXHIBIT A

                             Registration Agreement

                                   EXHIBIT B


                              Replacement Agreement

                                   EXHIBIT C

                               Escrow Arrangements

     This Exhibit sets forth the escrow arrangements to be entered into in connection with the purchase and sale of the Shares contemplated by this Agreement.

     The steps below are intended to insure that the Shares are duly registered in the name of the Buyer and are held by Bear Stearns or another entity mutually agreeable to the Parties (the "Escrow Agent") prior to the release of the Purchase Price by the Buyer to the Seller.

     1. Delivery of Shares and Purchase Price to Escrow Agent
        -----------------------------------------------------

     (a) On the Closing Date, (i) Seller will arrange for the Shares to be delivered to the Escrow Agent through a credit to the Escrow Agent's participants account at Depository Trust Company with transfer instructions in favour of the Buyer and (ii) the Opinion of the Seller's US Counsel in a form acceptable to the Buyer (the "Legal Opinion") will be delivered to Escrow Agent.

     (b) Prior to the Closing Date, Buyer will arrange for the Purchase Price to be paid to the Escrow Agent.

     (c) Upon receipt of the share certificates representing the Shares, the Legal Opinion and the Purchase Price, after the Closing Date, upon confirmation to the Escrow Agent by (i) the Buyer that the conditions set forth in Section 7(a) of the Agreement have been fulfilled or waived and (ii) the Seller that the conditions set forth in Section 7(b) of the Agreement have been fulfilled or waived (each of the Buyer and the Seller covenant to promptly provide notice to Escrow Agent upon the fulfilment or waiver of such conditions), the Escrow Agent will procure the registration of the transfer of the Shares in the share register of HTCC and the issuance of new share certificates in the name of the Buyer and hold them on behalf of the Buyer and the Seller.

     2. Release of Shares and Purchase Price by Escrow Agent
        ----------------------------------------------------

     (a) Upon receipt of the new Share Certificates the Escrow Agent will confirm promptly to the Buyer that it holds the new share certificates and thereafter the Escrow Agent will simultaneously release the Purchase Price to Seller and release the new share certificates representing the Shares to the Buyer.

     (b) If either Buyer or Seller shall advise the Escrow Agent that this Agreement has been terminated in accordance with Section 9 prior to or following the Closing Date, the Escrow Agent shall simultaneously release the Purchase
Price (and any interest in the escrow account) to Buyer and the share certificates representing the Shares to the Seller, and Buyer and Seller shall take all steps necessary to cause the Share certificates, if they shall have them registered in the name of the Buyer, to be registered in the name of the Seller.

                                    EXHIBIT E
                                    ---------


                           ---------------------------

                           Purchase And Sale Agreement



                          Dated as of September 3, 2004

                                 by and between



                                 CU Capital LLC
                           (formerly CU Capital Corp.)




                                       and



                                  EMDCD Limited

                        ---------------------------------

                                TABLE OF CONTENTS


1.       Definitions.....................................................................1


2.       Purchase and Sale of Shares.....................................................3


3.       Representations and Warranties Concerning the Transaction.......................4


4.       Assignment and Transfer of Registration Agreement...............................7


5.       Pre-Closing Covenants...........................................................8


6.       Post-Closing Covenants..........................................................8


7.       Conditions to Obligation to Close...............................................8


8.       Remedies for Breaches of this Agreement........................................10


9.       Termination....................................................................11


10.      Miscellaneous..................................................................12


EXHIBIT A        Registration Agreement.................................................17


EXHIBIT B        Replacement Agreement..................................................18


EXHIBIT C        Escrow Arrangements....................................................19


     UK1 98603v1 THIS PURCHASE AND SALE AGREEMENT (this "Agreement") is made as of September 3, 2004 by and between CU Capital LLC, a Delaware limited liability company (the "Seller"), and EMDCD Limited, a [________] ("Buyer"). The Buyer and the Seller are referred to collectively herein as the "Parties" and each individually as a "Party".

                                    RECITALS

     WHEREAS, Seller is the owner of the Shares (as defined in Section 1);

     WHEREAS, Seller wishes to sell and Buyer wishes to buy the Shares (as defined in Section 1) on the terms and conditions set forth in this Agreement; and

     WHEREAS, Seller wishes to assign to Buyer and Buyer wishes to assume from Seller all of Seller's rights, duties and obligations under the Registration Agreement and, subject to the consent of HTCC, the Replacement Agreement (each as defined in Section 1) on the terms and conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

     1. Definitions.
        -----------

     "Accredited Investor" has the meaning set forth in Regulation D promulgated under the Securities Act.

     "Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys' fees and expenses.

     "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

     "Buyer" has the meaning set forth in the preface above.

     "Closing" has the meaning set forth in Section 2(c) below.

     "Closing Date" has the meaning set forth in Section 2(c) below.

     "Common Stock" means the shares of Common Stock, par value $0.001 per share, of Hungarian Telephone and Cable Corp.

     "Credit Agreement" means the Senior Secured Facility Agreement dated April 11, 2000 for Hungarotel Tavkozlesi Koncesszios Reszvenytarsasag, Raba-com Tavkozlesi Koncesszios Reszvenytarsasag, Papa Es Tersege Tavkozlesi Koncesszios Reszvenytarsasag and KNC Kelet-Nograd Com Tavkozlesi Koncesszios Reszvenytarsasag, as Borrowers, with Hungarian Telephone and Cable Corp. and HTCC Tanacsada Reszvenytarsasag, as Guarantors, Citibank, N.A. and Westdeutsche Landesbank Girozentrale as arrangers, Citibank International PLC as facility agent, Citibank RT. as security agent, and the financial institutions named therein as Lenders.

     "GAAP" means United States generally accepted accounting principles as in effect from time to time.

     "HTCC" means Hungarian Telephone and Cable Corp., a Delaware corporation, together with all of its Subsidiaries and Affiliates.

     "Income Tax" means any federal, state, local, or foreign income tax, including any interest, penalty, or addition thereto, whether disputed or not.

     "Indemnified Party" has the meaning set forth in Section 8(d) below.

     "Indemnifying Party" has the meaning set forth in Section 8(d) below.

     "Knowledge"   shall  mean  the  actual   knowledge,   without   independent
investigation, of the executive officers of the Seller identified in its most recent proxy statement.

     "Material Adverse Effect" means any event which will or could reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the properties, business, operations, earnings, assets, liabilities, condition (financial or otherwise) of HTCC whether or not in the ordinary course of business taken as a whole, other than any effect arising from the aggregate number of shares of Common Stock and Preferred Stock held by the Buyer and its Affiliates.

     "Party" or "Parties" has the meaning set forth in the preface above.

     "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

     "Preferred Stock" means the shares of Series A Convertible Preferred Stock, par value 0.01 per share, of Hungarian Telephone and Cable Corp.

     "Purchase Price" has the meaning set forth in Section 2(b) below.

     "Registration Agreement" means the Registration Agreement, dated May 31, 1995 by and between CU Capital Corp. and Hungarian Telephone and Cable Corp. in the form attached to this Agreement as Exhibit A.

     "Replacement Agreement" means the Replacement and Termination Agreement, dated September 30, 1998 by and among CU Capital Corp., Citizens International Management Services Company and Hungarian Telephone and Cable Corp. in the form attached to this Agreement as Exhibit B.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Security Interest" means any charge, claim, community property interest, condition, equitable interest, lien, pledge, security interest, right of first refusal, or restriction or encumbrance of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute.

     "Seller" has the meaning set forth in the preface above.

     "Shares" means the one million, nine hundred and two thousand, nine hundred and eight shares of Common Stock.

     "Subsidiary" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

     "Third Party Claim" has the meaning set forth in Section 8(d) below.

     2. Purchase and Sale of Shares.
        ---------------------------

     (a) Purchase and Sale. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell to the Buyer the Shares.

     (b) Purchase Price. The Buyer agrees to pay to the Seller at the Closing US$9,514,540 (the "Purchase Price") in cash, which Purchase Price shall be payable by wire transfer or other delivery of immediately available funds as contemplated by the arrangements set forth in Exhibit C hereto.

     (c) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Dewey Ballantine LLP in New York, New York, commencing at 9:00 a.m. local time on September 3, 2004 or on such other date as the Buyer and the Seller may mutually determine (the "Closing Date") provided, however, that the Closing Date shall be not later than November 30, 2004.

     (d) Delivery of the Shares. On the Closing Date the Seller will arrange for one or more stock certificates representing the shares of Common Stock, each such share certificate with stock powers attached and duly endorsed in favour of the Buyer, together with the opinion contemplated by Section 6.2 of the Replacement Agreement, to be delivered in accordance with the arrangements set forth in Exhibit C hereto.

     (e) Delivery of Certificates, etc. at the Closing. At the Closing, (i) the Seller will deliver to the Buyer the various certificates referred to in Section 7(a) below and (ii) the Buyer will deliver to the Seller the various certificates referred to in Section 7(b) below in accordance with the arrangements set forth in Exhibit C.

     (f) Delivery of Purchase Price at the Closing. At the Closing, Buyer will deliver to the Seller the consideration specified in Section 2(b) above in accordance with the arrangements set forth in Exhibit C.

     3. Representations and Warranties Concerning the Transaction.
        ---------------------------------------------------------

     (a) Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer that the statements contained in this Section 3(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then).

          (i)  Organization  of  Seller.   The  Seller  is  a  corporation  duly
     organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

          (ii) Authorization of Transaction. The Seller has full power and authority, and all corporate actions necessary on the part of the Seller have been taken, to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable against it in accordance with its terms, except to the extent that the enforcement of the rights and remedies created therein is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights and general principles of equity. Except as otherwise set forth in this Agreement, the Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any third parties (including HTCC), any U.S. government or any U.S. governmental agency in order to consummate the transactions contemplated by this Agreement, or if such notice, filing, authorization, consent or approval is needed, it has been given or obtained except in each case for any approval required under the Credit Agreement and the acceptability under Section 6.2 of the Replacement Agreement of the opinion, and the counsel providing the opinion, contemplated by Section 2(d).

          (iii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any agreement or any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any U.S. government, U.S. governmental agency, or U.S. court to which the Seller or, to the Knowledge of the Seller, to which HTCC is subject or any provision of the Seller's charter or bylaws except in each case for any approval required under the Credit Agreement and the acceptability under
     Section 6.2 of the Replacement Agreement of the opinion, and the counsel providing the opinion, contemplated by Section 2(d).

          (iv) Brokers' Fees. The Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

          (v) Shares. The Seller beneficially owns the Shares free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws and Section 6.2 of the Replacement Agreement), taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of the Shares (other than this Agreement). The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Shares. Upon transfer of the Shares in accordance with the terms of this Agreement, Buyer shall acquire good, valid and marketable title to the Shares, free and clear of any Security Interests other than the obligation to obtain opinions under the Replacement Agreement or arising under the Securities Act and state securities laws.

          (vi) No Proceedings against Seller. There is no civil, criminal or administrative suit or claim, proceeding or investigation before any court, arbitrator or similar panel at law or in equity now pending or, to the Knowledge of the Seller, threatened against the Seller or the Shares, which could reasonably be expected to materially adversely affect the ability of the Seller to consummate the transaction contemplated by this Agreement or encumber the Shares.

          (vii) Seller is a Sophisticated Seller. Seller (A) is a sophisticated seller with respect to the sale of the Shares, (B) has adequate information concerning the business and financial condition of HTCC to make an informed decision regarding the sale of the Shares, and (C) has independently and without reliance upon Buyer, and based on such information as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that Seller has relied upon Buyer's express representations, warranties, covenants and indemnities in this Agreement. Seller acknowledges that Buyer has not given Seller any investment advice, credit information, or opinion on whether the sale of the Shares is prudent.

          (viii) Excluded Information. Seller acknowledges that (A) Buyer currently may have, and later may come into possession of, information with respect to the Shares or HTCC or any of its Affiliates that is not known to Seller and that may be material to a decision to sell the Shares including the transaction involving HTCC and PanTel Rt. ("Seller Excluded Information"), (B) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (C) Buyer shall have no liability to Seller, and Seller waives and releases any claims that it might have against Buyer whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Buyer's representations or warranties in this Agreement.

          (ix) Provision of Documents. Seller has provided or otherwise made available to Buyer copies of all material agreements between Seller and HTCC relating to the Shares (other than any such material agreement filed with the United States Securities and Exchange Commission).

          (x) No Other Agreements. Seller is not a party to, or bound by, any document or agreement that could reasonably be expected to materially and adversely affect the Shares or Buyer's rights and remedies under this Agreement (other than the Replacement Agreement).

          (xi) Disclaimer of other Representations and Warranties. The Seller makes no representation or warranty, express or implied, at law or in equity, in respect of HTCC or any of its assets, liabilities or operations. Except as expressly set forth herein, Buyer hereby acknowledges and agrees that the Buyer is purchasing the Shares having made, to its full and complete satisfaction, a due diligence investigation of HTCC.

     (b) Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller that the statements contained in this Section 3(b) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then).

          (i) Organization of the Buyer. The Buyer is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

          (ii) Authorization of Transaction. The Buyer has full power and authority to execute and has taken all corporate actions required to deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions, except to the extent that the enforcement of the rights and remedies created therein is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights and general principles of equity. The Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

          (iii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its charter or bylaws.

          (iv) Brokers' Fees. The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Seller could become liable or obligated.

          (v) No Proceedings against Buyer. There is no civil, criminal or administrative suit or claim, proceeding or investigation before any court, arbitrator or similar panel at law or in equity now pending or, to the knowledge of the Buyer, threatened against the Buyer, which could reasonably be expected to materially adversely affect the ability to consummate the transaction contemplated by this Agreement.

          (vi) Investment. The Buyer (A) understands that the Shares have not been, and will not be, registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (B) is acquiring the Shares solely for its own account for investment purposes, and not with a view to the distribution thereof in violation of any applicable securities laws, (C) is a sophisticated investor with knowledge and experience in business and financial matters,
     (D) has received certain information concerning HTCC and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Shares and (E) is able to bear the economic risk and lack of liquidity inherent in holding the Shares.

          (vii) Buyer is a Sophisticated Buyer. Buyer (A) is a sophisticated buyer with respect to the purchase of the Shares, (B) has adequate information concerning the business and financial condition of HTCC to make an informed decision regarding the purchase of the Shares, (C) has independently and without reliance upon Seller, and based on such information as Buyer has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that Buyer has relied upon Seller's express representations, warranties, covenants and indemnities in this Agreement, (D) understands that the Shares are restricted securities (within the meaning of Rule 144 of Securities Act) have not been registered under the Securities Act, and cannot be resold except pursuant to registration under the Securities Act or an exemption from registration; and (E) acknowledges that the certificates representing the Shares shall bear a legend noting their restricted nature. Buyer acknowledges that Seller has not given Buyer any investment advice, credit information, or opinion on whether the sale of the Shares is prudent.

          (viii) Excluded Information. Buyer acknowledges that (A) Seller currently may have, and later may come into possession of, information with respect to the Shares or HTCC or any of its Affiliates that is not known to Buyer and that may be material to a decision to buy the Shares including the transaction involving HTCC and PanTel Rt. ("Buyer Excluded Information"), (B) Buyer has determined to buy the Shares notwithstanding its lack of knowledge of the Buyer Excluded Information and (C) Seller shall have no liability to Buyer, and Buyer waives and releases any claims that it might have against Seller whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Buyer Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Buyer Excluded Information shall not and does not affect the truth or accuracy of Seller's representations or warranties in this Agreement.

     4. Assignment and Transfer of Registration Agreement. Pursuant to Section 8(b) of the Registration Agreement, the Seller from and after the Closing Date assigns, transfers and delegates to the Buyer all of its rights, duties and obligations under the Registration Agreement, and Buyer accepts such assignment and assumes the Seller's rights, duties and obligations under the Registration Agreement.

     5. Pre-Closing Covenants.
        ---------------------

     (a) Cooperation Prior to Closing. Between the execution of this Agreement and the final release of the new Share Certificates and the Purchase Price as contemplated in paragraph 2(a) of Exhibit C ("Final Transfer"), each of the Parties will use its commercially reasonable best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 7 below).

     (b) Seller to Refrain from Taking or to Undertake Certain Actions. Between the execution of this Agreement and the Closing, Seller agrees:

          (i) not to take any action with regard to the Shares without the consent of the Buyer, which consent shall not be unreasonably withheld;

          (ii) to exercise all rights attaching to the Shares, including without limitation the right to vote in meetings of the Company, in accordance with the instructions of the Buyer;

          (iii) not take any action which would have a Material Adverse Effect on the Shares or which would result in a breach of the Agreement; and

          (iv) to take such reasonable actions with respect to the Shares, as the Buyer may request.

     (c) From the date of this Agreement, Seller shall use its reasonable commercial efforts to assign and to obtain HTCC's consent to the assignment of the Replacement Agreement to the Buyer.

     (d) Seller shall use all reasonable endeavours to procure that the Seller's representative on the board of directors of HTCC shall resign as soon as practicable and to deliver a copy of such resignation letter to the Buyer.

     6. Post-Closing Covenants.
        ----------------------

     (a) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Section 8 below).

     (b) If the Seller's representative on the board of directors of HTCC shall have not yet resigned the Seller shall continue to use all reasonable endeavours to procure that the Seller's representative on the board of directors of HTCC shall resign as soon as practicable and to deliver a copy of such resignation letter to the Buyer.

     7. Conditions to Obligation to Close.
        ---------------------------------

     (a) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (i) the representations and warranties set forth in Section 3(a) above shall be true and correct in all material respects at and as of the Closing Date;

          (ii) the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

          (iv) all necessary governmental and third party consents and approvals in connection with the transactions contemplated by this Agreement shall have been obtained except in each case for any approval required under the Credit Agreement and the acceptability under Section 6.2 of the Replacement Agreement of the opinion, and the counsel providing the opinion, contemplated by Section 2(d);

          (v) the Seller shall have delivered to the Buyer certificates executed by the responsible officer or the secretary of the Seller certifying (A) that each of the conditions specified in Section 7(a)(i)-(iv) is satisfied in all respects, and (B) the incumbency of the officer of the Seller executing this Agreement and all other documents executed and delivered in connection therewith;

          (vi) the Buyer shall have received from US Counsel to the Seller, an opinion in a form acceptable to the Buyer, and dated as of the Closing Date covering (x) the matters set forth in Section 3(a)(ii) and (y) that no registration is required under the Securities Act to transfer the Shares to Buyer in accordance with this Agreement;

          (vii) since the date of this Agreement, no event or events shall have occurred which have had or reasonably may be expected to have a Material Adverse Effect;

          (viii) all actions to be taken by the Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to be delivered by the Seller to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer; and

     The Buyer may waive any condition specified in this Section 7(a) if it executes a writing so stating at or prior to the Closing.

     (b) Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (i) the representations and warranties set forth in Section 3(b) above shall be true and correct in all material respects at and as of the Closing Date;

          (ii) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

          (iv) all necessary governmental and third party consents and approvals in connection with the transactions contemplated by the Agreement shall have been obtained;

          (v) the Buyer shall have delivered to the Seller a certificate to the effect that each of the conditions specified above in Section 7(b)(i)-(iv) is satisfied in all respects; and

          (vi) all actions to be taken by the Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Seller.

     The Seller may waive any condition specified in this Section 7(b) if it executes a writing so stating at or prior to the Closing.

     8. Remedies for Breaches of this Agreement.
        ---------------------------------------

     (a) Survival of Representations and Warranties. All of the representations, warranties, covenants and obligations of the Parties contained in this Agreement and any certificate or document delivered with this Agreement shall survive the Closing (unless the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force for a period of 2 years thereafter (subject to any applicable statutes of limitations) or the specific terms thereof.

     (b) Indemnification Provisions for Benefit of the Buyer. In the event that the Seller breaches any of its representations, warranties, and covenants contained herein, and, if there is an applicable survival period pursuant to
Section 8(a) above, provided that the Buyer makes a written claim for indemnification against the Seller pursuant to Section 10(g) below within such survival period, then the Seller agrees to indemnify the Buyer up to the amount of the Purchase Price from and against the entirety of any Adverse Consequences the Buyer shall suffer through and after the date of the claim for indemnification caused proximately by the breach.

     (c) Indemnification Provisions for Benefit of the Sellers. In the event that the Buyer breaches any of its representations, warranties, and covenants contained herein, and, if there is an applicable survival period pursuant to
Section 8(a) above, provided that the Seller makes a written claim for indemnification against the Buyer pursuant to Section 10(g) below within such survival period, then the Buyer agrees to indemnify the Seller up to the amount of the Purchase Price from and against the entirety of any Adverse Consequences the Seller shall suffer through and after the date of the claim for indemnification caused proximately by the breach. Seller agrees and acknowledges that the obligations set forth in this Section 8(c) are solely those of Buyer. Seller expressly waives any and all claims arising under this Agreement and the transactions contemplated hereby against any Affiliates of Buyer.

     (d) Matters Involving Third Parties.

          (i) If any third party shall notify any Party (the "Indemnified Party") with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against the other Party (the "Indemnifying Party") under this Section 8, then the Indemnified Party shall promptly (and in any event within thirty (30) days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing.

          (ii) Notwithstanding the fact that the Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third Party Claim with counsel of his or its choice, the Indemnified Party will have the right to participate in such proceedings at its own cost.

          (iii) Unless and until an Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 8(d)(ii) above, however, the Indemnified Party may defend, at the cost of the Indemnifying Party, against the Third Party Claim in any manner it reasonably may deem appropriate.

          (iv) In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to monetary damages, with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld or delayed).

     (e) Exclusive Remedy. The Buyer and the Seller acknowledge and agree that the foregoing indemnification provisions in this Section 8 shall be the exclusive remedy of the Buyer and the Seller with respect to the transactions contemplated by this Agreement except for fraud or intentional misrepresentation.

     9. Termination.
        -----------

     (a) Termination of Agreement. The Parties may terminate this Agreement as provided below:

          (i) the Buyer and the Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

          (ii) the Buyer may terminate this Agreement by giving written notice to the Seller (A) at any time prior to the Closing in the event the Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach or (B) if the Closing has not occurred by November 30, 2004;

          (iii) the Seller may terminate this Agreement by giving written notice to the Buyer (A) at any time prior to the Closing in the event the Buyer has breached any material representation, warranty, or covenant contained in this Agreement or any similar agreement between an Affiliate of the Buyer and the Seller in any material respect, the Seller has notified the Buyer of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach or (B) if the Closing has not occurred by November 30, 2004; and

          (iv) the Buyer may terminate this Agreement if the registration of the Shares in the Buyer's name has not occurred by November 30, 2004.

     (b) Effect of Termination. If any Party terminates this Agreement pursuant to Section 9(a) above, all rights and obligations of the Parties hereunder, with the express exception of the provisions of Sections 10(g), 10(h), 10(i) and 10(l) hereof, shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach). For the avoidance of doubt, the arrangements set forth in Exhibit C hereto will terminate and the Purchase Price and all interest in the escrow account shall be returned promptly to the Buyer and the Share Certificates and related documentation shall be returned promptly to the Seller.

     10. Miscellaneous.
         -------------

     (a) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Parties prior to making the disclosure).

     (b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

     (c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

     (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other Party, except that the Buyer may freely assign without consent the benefit of this Agreement or otherwise sell or transfer all the Shares to any fund or account managed by Ashmore Investment Management Limited.

     (e)   Counterparts.   This  Agreement  may  be  executed  in  one  or  more
counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     (f) Headings. The section headings contained in this Agreement are inserted
for  convenience   only  and  shall  not  affect  in  any  way  the  meaning  or interpretation of this Agreement.

     (g) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

         If to the Seller:

         CU Capital Corp LLC
         c/o Citizens Communications Company
         Three High Ridge Park
         Stamford CT 06905
         Attn:  Treasurer
         Fax:  +203-614-4602

         Copy to:
         Citizens Communications Company
         Three High Ridge Park
         Stamford CT 06905
         Attn:  General Counsel
         Fax:  +203-614-4651

         If to the Buyer:
         EMDCD Limited
         The Northern Trust Company
         50 Bank Street
         Canary Wharf
         London E14 5NT
         Attn:  Kim Martin
         Fax:  020 7982 3606

         Copy to:
         Ashmore Investment Management Limited
         20 Bedfordbury
         London  WC2N 4BL
         United Kingdom
         Attention:  Tim Davis
         Facsimile:  +44-20-7557-4141

     Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex or ordinary mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

     (h) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

     (i) Dispute Resolution.

          (i) In the event of any dispute between the Parties, the Parties shall first attempt to settle such dispute amicably. Provided that, unless the Parties otherwise agree, arbitration may be commenced on or after the thirtieth (30) day after the day on which notice of intention to commence arbitration of such dispute was given, even if no attempt at amicable settlement thereof has been made.

          (ii) If amicable settlement has not been reached within the period stated in Section 10(i)(i) above, the dispute shall be finally settled under the Rules of Arbitration of the American Arbitration Association by one or more arbitrators appointed under such Rules. Each arbitrator shall have experience in agreements of this type generally. The language of the arbitration shall be English and all documents submitted to the arbitration shall be in English (or where applicable an English translation shall be provided). The place of such arbitration shall be New York, New York, United States of America. The prevailing party in any such arbitration shall be fully reimbursed by the other party for all costs associated with the arbitration, including reasonable legal fees.

     (j) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each Party. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     (k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     (l) Expenses. Each of the Buyer and the Seller will bear its own costs and expenses (including legal fees and expenses) incurred in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby.

     (m) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

     (n) Stamp Taxes, etc. Seller agrees that it will pay, and will hold the Buyer harmless from any and all liability with respect to any stamp or similar taxes which may be determined to be payable in connection with the execution, delivery and performance of this Agreement.

     (o) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

     (p) The Northern Trust Company is executing this Agreement and any other documents relating hereto to which Buyer is a party or shall be a party on behalf of Buyer and solely in its capacity as custodian for Buyer, and is making no independent representations or warranties and shall have no independent liability under this Agreement or such documents.







                  [remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

SELLER:                                        BUYER:

CU CAPITAL LLC                                 EMDCD LIMITED

By:   /s/ Donald B. Armour                     By The Northern Trust Company as
     ---------------------
Name:   Donald B. Armour                       custodian for EMDCD LIMITED
Title:  Vice President, Finance and
        Treasurer                              By:   /s/ Simon Olley
                                                     ---------------
                                               Name:  Simon Olley
                                               Title: Vice President

                                   EXHIBIT A

                             Registration Agreement

                                   EXHIBIT B


                              Replacement Agreement

                                   EXHIBIT C

                               Escrow Arrangements

     This Exhibit sets forth the escrow arrangements to be entered into in connection with the purchase and sale of the Shares contemplated by this Agreement.

     The steps below are intended to insure that the Shares are duly registered in the name of the Buyer and are held by Bear Stearns or another entity mutually agreeable to the Parties (the "Escrow Agent") prior to the release of the Purchase Price by the Buyer to the Seller.

     1. Delivery of Shares and Purchase Price to Escrow Agent
        -----------------------------------------------------

     (a) On the Closing Date, (i) Seller will arrange for the Shares to be delivered to the Escrow Agent through a credit to the Escrow Agent's participants account at Depository Trust Company with transfer instructions in favour of the Buyer and (ii) the Opinion of the Seller's US Counsel in a form acceptable to the Buyer (the "Legal Opinion") will be delivered to Escrow Agent.

     (b) Prior to the Closing Date, Buyer will arrange for the Purchase Price to be paid to the Escrow Agent.

     (c) Upon receipt of the share certificates representing the Shares, the Legal Opinion and the Purchase Price, after the Closing Date, upon confirmation to the Escrow Agent by (i) the Buyer that the conditions set forth in Section 7(a) of the Agreement have been fulfilled or waived and (ii) the Seller that the conditions set forth in Section 7(b) of the Agreement have been fulfilled or waived (each of the Buyer and the Seller covenant to promptly provide notice to Escrow Agent upon the fulfilment or waiver of such conditions), the Escrow Agent will procure the registration of the transfer of the Shares in the share register of HTCC and the issuance of new share certificates in the name of the Buyer and hold them on behalf of the Buyer and the Seller.

     2. Release of Shares and Purchase Price by Escrow Agent
        ----------------------------------------------------

     (a) Upon receipt of the new Share Certificates the Escrow Agent will confirm promptly to the Buyer that it holds the new share certificates and thereafter the Escrow Agent will simultaneously release the Purchase Price to Seller and release the new share certificates representing the Shares to the Buyer.

     (b) If either Buyer or Seller shall advise the Escrow Agent that this Agreement has been terminated in accordance with Section 9 prior to or following the Closing Date, the Escrow Agent shall simultaneously release the Purchase
Price (and any interest in the escrow account) to Buyer and the share certificates representing the Shares to the Seller, and Buyer and Seller shall take all steps necessary to cause the Share certificates, if they shall have them registered in the name of the Buyer, to be registered in the name of the Seller.

                                    EXHIBIT F
                                    ---------



                           ---------------------------

                           Purchase And Sale Agreement



                          Dated as of September 3, 2004

                                 by and between



                         Citizens Communications Company



                                       and



                          Asset Holder PCC No 2 Limited
                      re Ashmore Emerging Economy Portfolio

                        ---------------------------------


                                TABLE OF CONTENTS


1.       Definitions..........................................................................1


2.       Purchase and Sale of Shares..........................................................3


3.       Representations and Warranties Concerning the Transaction............................4


4.       Assignment and Transfer of Registration Agreement....................................7


5.       Pre-Closing Covenants................................................................8


6.       Post-Closing Covenants...............................................................8


7.       Conditions to Obligation to Close....................................................8


8.       Remedies for Breaches of this Agreement.............................................10


9.       Termination.........................................................................11


10.      Miscellaneous.......................................................................12


EXHIBIT A        Registration Agreement......................................................17


EXHIBIT B        Replacement Agreement.......................................................18


EXHIBIT C        Escrow Arrangements.........................................................19


     THIS PURCHASE AND SALE AGREEMENT (this "Agreement") is made as of September 3, 2004 by and between Citizens Communications Company, a Delaware corporation (together, the "Seller"), and Asset Holder PCC No 2 Limited re Ashmore Emerging Economy Portfolio, a protected cell company organised under the laws of Guernsey ("Buyer"). The Buyer and the Seller are referred to collectively herein as the "Parties" and each individually as a "Party".

                                    RECITALS

     WHEREAS, Seller is the owner of the Shares (as defined in Section 1);

     WHEREAS, Seller wishes to sell and Buyer wishes to buy the Shares (as defined in Section 1) on the terms and conditions set forth in this Agreement; and

     WHEREAS, Seller wishes to assign to Buyer and Buyer wishes to assume from Seller all of Seller's rights, duties and obligations under the Registration Agreement and, subject to the consent of HTCC, the Replacement Agreement (each as defined in Section 1) on the terms and conditions set forth in this Agreement;

     NOW, THEREFORE, in consideration of the premises and the mutual agreements, provisions and covenants set forth in this Agreement and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

     1. Definitions.
        -----------

     "Accredited Investor" has the meaning set forth in Regulation D promulgated under the Securities Act.

     "Adverse Consequences" means all actions, suits, proceedings, hearings, investigations, charges, complaints, claims, demands, injunctions, judgments, orders, decrees, rulings, damages, dues, penalties, fines, costs, reasonable amounts paid in settlement, liabilities, obligations, taxes, liens, losses, expenses, and fees, including court costs and reasonable attorneys' fees and expenses.

     "Affiliate" means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.

     "Buyer" has the meaning set forth in the preface above.

     "Closing" has the meaning set forth in Section 2(c) below.

     "Closing Date" has the meaning set forth in Section 2(c) below.

     "Common Stock" means the shares of Common Stock, par value $0.001 per share, of Hungarian Telephone and Cable Corp.

     "Credit Agreement" means the Senior Secured Facility Agreement dated April 11, 2000 for Hungarotel Tavkozlesi Koncesszios Reszvenytarsasag, Raba-com Tavkozlesi Koncesszios Reszvenytarsasag, Papa Es Tersege Tavkozlesi Koncesszios Reszvenytarsasag and KNC Kelet-Nograd Com Tavkozlesi Koncesszios Reszvenytarsasag, as Borrowers, with Hungarian Telephone and Cable Corp. and HTCC Tanacsada Reszvenytarsasag, as Guarantors, Citibank, N.A. and Westdeutsche Landesbank Girozentrale as arrangers, Citibank International PLC as facility agent, Citibank RT. as security agent, and the financial institutions named therein as Lenders.

     "GAAP" means United States generally accepted accounting principles as in effect from time to time.

     "HTCC" means Hungarian Telephone and Cable Corp., a Delaware corporation, together with all of its Subsidiaries and Affiliates.

     "Income Tax" means any federal, state, local, or foreign income tax, including any interest, penalty, or addition thereto, whether disputed or not.

     "Indemnified Party" has the meaning set forth in Section 8(d) below.

     "Indemnifying Party" has the meaning set forth in Section 8(d) below.

     "Knowledge"   shall  mean  the  actual   knowledge,   without   independent
investigation, of the executive officers of the Seller identified in its most recent proxy statement.

     "Material Adverse Effect" means any event which will or could reasonably be expected to have, either individually or in the aggregate, a material adverse effect on the properties, business, operations, earnings, assets, liabilities, condition (financial or otherwise) of HTCC whether or not in the ordinary course of business taken as a whole, other than any effect arising from the aggregate number of shares of Common Stock and Preferred Stock held by the Buyer and its Affiliates.

     "Party" or "Parties" has the meaning set forth in the preface above.

     "Person" means an individual, a partnership, a corporation, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, or a governmental entity (or any department, agency, or political subdivision thereof).

     "Preferred Stock" means the shares of Series A Convertible Preferred Stock, par value 0.01 per share, of Hungarian Telephone and Cable Corp.

     "Purchase Price" has the meaning set forth in Section 2(b) below.

     "Registration Agreement" means the Registration Agreement, dated May 31, 1995 by and between CU Capital Corp. and Hungarian Telephone and Cable Corp. in the form attached to this Agreement as Exhibit A.

     "Replacement Agreement" means the Replacement and Termination Agreement, dated September 30, 1998 by and among CU Capital Corp., Citizens International Management Services Company and Hungarian Telephone and Cable Corp. in the form attached to this Agreement as Exhibit B.

     "Securities Act" means the Securities Act of 1933, as amended.

     "Security Interest" means any charge, claim, community property interest, condition, equitable interest, lien, pledge, security interest, right of first refusal, or restriction or encumbrance of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute.

     "Seller" has the meaning set forth in the preface above.

     "Shares" means the four hundred and three thousand shares of Common Stock.

     "Subsidiary" means any corporation with respect to which a specified Person (or a Subsidiary thereof) owns a majority of the common stock or has the power to vote or direct the voting of sufficient securities to elect a majority of the directors.

     "Third Party Claim" has the meaning set forth in Section 8(d) below.

     2. Purchase and Sale of Shares.
        ---------------------------

     (a) Purchase and Sale. On and subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell to the Buyer the Shares.

     (b) Purchase Price. The Buyer agrees to pay to the Seller at the Closing US$2,015,000 (the "Purchase Price") in cash, which Purchase Price shall be payable by wire transfer or other delivery of immediately available funds as contemplated by the arrangements set forth in Exhibit C hereto.

     (c) The Closing. The closing of the transactions contemplated by this Agreement (the "Closing") shall take place at the offices of Dewey Ballantine LLP in New York, New York, commencing at 9:00 a.m. local time on September 3, 2004 or on such other date as the Buyer and the Seller may mutually determine (the "Closing Date") provided, however, that the Closing Date shall be not later than November 30, 2004.

     (d) Delivery of the Shares. On the Closing Date the Seller will arrange for the Shares to be delivered to the Escrow Agent (as defined in Exhibit C) through a credit to the Escrow Agent's participants account at Depository Trust Company with transfer instructions in favour of the Buyer, together with the opinion contemplated by Section 6.2 of the Replacement Agreement, to be delivered in accordance with the arrangements set forth in Exhibit C hereto.

     (e) Delivery of Certificates, etc. at the Closing. At the Closing, (i) the Seller will deliver to the Buyer the various certificates referred to in Section 7(a) below and (ii) the Buyer will deliver to the Seller the various certificates referred to in Section 7(b) below in accordance with the arrangement set forth in Exhibit C.

     (f) Delivery of Purchase Price at the Closing. At the Closing, Buyer will deliver to the Seller the consideration specified in Section 2(b) above in accordance with the arrangements set forth in Exhibit C.

     3. Representations and Warranties Concerning the Transaction.
        ---------------------------------------------------------

     (a) Representations and Warranties of the Seller. The Seller represents and warrants to the Buyer that the statements contained in this Section 3(a) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then).

          (i)  Organization  of  Seller.   The  Seller  is  a  corporation  duly
     organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

          (ii) Authorization of Transaction. The Seller has full power and authority, and all corporate actions necessary on the part of the Seller have been taken, to execute and deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Seller, enforceable against it in accordance with its terms, except to the extent that the enforcement of the rights and remedies created therein is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights and general principles of equity. Except as otherwise set forth in this Agreement, the Seller need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any third parties (including HTCC), any U.S. government or any U.S. governmental agency in order to consummate the transactions contemplated by this Agreement, or if such notice, filing, authorization, consent or approval is needed, it has been given or obtained except in each case for any approval required under the Credit Agreement and the acceptability under Section 6.2 of the Replacement Agreement of the opinion, and the counsel providing the opinion, contemplated by Section 2(d).

          (iii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any agreement or any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any U.S. government, U.S. governmental agency, or U.S. court to which the Seller or, to the Knowledge of the Seller, to which HTCC is subject or any provision of the Seller's charter or bylaws except in each case for any approval required under the Credit Agreement and the acceptability under
     Section 6.2 of the Replacement Agreement of the opinion, and the counsel providing the opinion, contemplated by Section 2(d).

          (iv) Brokers' Fees. The Seller has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Buyer could become liable or obligated.

          (v) Shares. The Seller beneficially owns the Shares free and clear of any restrictions on transfer (other than restrictions under the Securities Act and state securities laws and Section 6.2 of the Replacement Agreement), taxes, Security Interests, options, warrants, purchase rights, contracts, commitments, equities, claims, and demands. The Seller is not a party to any option, warrant, purchase right, or other contract or commitment that could require the Seller to sell, transfer, or otherwise dispose of the Shares (other than this Agreement). The Seller is not a party to any voting trust, proxy, or other agreement or understanding with respect to the voting of the Shares. Upon transfer of the Shares in accordance with the terms of this Agreement, Buyer shall acquire good, valid and marketable title to the Shares, free and clear of any Security Interests other than the obligation to obtain opinions under the Replacement Agreement or arising under the Securities Act and state securities laws.

          (vi) No Proceedings against Seller. There is no civil, criminal or administrative suit or claim, proceeding or investigation before any court, arbitrator or similar panel at law or in equity now pending or, to the Knowledge of the Seller, threatened against the Seller or the Shares, which could reasonably be expected to materially adversely affect the ability of the Seller to consummate the transaction contemplated by this Agreement or encumber the Shares.

          (vii) Seller is a Sophisticated Seller. Seller (A) is a sophisticated seller with respect to the sale of the Shares, (B) has adequate information concerning the business and financial condition of HTCC to make an informed decision regarding the sale of the Shares, and (C) has independently and without reliance upon Buyer, and based on such information as Seller has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that Seller has relied upon Buyer's express representations, warranties, covenants and indemnities in this Agreement. Seller acknowledges that Buyer has not given Seller any investment advice, credit information, or opinion on whether the sale of the Shares is prudent.

          (viii) Excluded Information. Seller acknowledges that (A) Buyer currently may have, and later may come into possession of, information with respect to the Shares or HTCC or any of its Affiliates that is not known to Seller and that may be material to a decision to sell the Shares including the transaction involving HTCC and PanTel Rt. ("Seller Excluded Information"), (B) Seller has determined to sell the Shares notwithstanding its lack of knowledge of the Seller Excluded Information and (C) Buyer shall have no liability to Seller, and Seller waives and releases any claims that it might have against Buyer whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Seller Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Seller Excluded Information shall not and does not affect the truth or accuracy of Buyer's representations or warranties in this Agreement.

          (ix) Provision of Documents. Seller has provided or otherwise made available to Buyer copies of all material agreements between Seller and HTCC relating to the Shares (other than any such material agreement filed with the United States Securities and Exchange Commission).

          (x) No Other Agreements. Seller is not a party to, or bound by, any document or agreement that could reasonably be expected to materially and adversely affect the Shares or Buyer's rights and remedies under this Agreement (other than the Replacement Agreement).

          (xi) Disclaimer of other Representations and Warranties. The Seller makes no representation or warranty, express or implied, at law or in equity, in respect of HTCC or any of its assets, liabilities or operations. Except as expressly set forth herein, Buyer hereby acknowledges and agrees that the Buyer is purchasing the Shares having made, to its full and complete satisfaction, a due diligence investigation of HTCC.

     (b) Representations and Warranties of the Buyer. The Buyer represents and warrants to the Seller that the statements contained in this Section 3(b) are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then).

          (i) Organization of the Buyer. The Buyer is duly organized, validly existing, and in good standing under the laws of the jurisdiction of its incorporation.

          (ii) Authorization of Transaction. The Buyer has full power and authority to execute and has taken all corporate actions required to deliver this Agreement and to perform its obligations hereunder. This Agreement constitutes the valid and legally binding obligation of the Buyer, enforceable in accordance with its terms and conditions, except to the extent that the enforcement of the rights and remedies created therein is subject to applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting the enforcement of creditors' rights and general principles of equity. The Buyer need not give any notice to, make any filing with, or obtain any authorization, consent, or approval of any government or governmental agency in order to consummate the transactions contemplated by this Agreement.

          (iii) Noncontravention. Neither the execution and the delivery of this Agreement, nor the consummation of the transactions contemplated hereby, will violate any constitution, statute, regulation, rule, injunction, judgment, order, decree, ruling, charge, or other restriction of any government, governmental agency, or court to which the Buyer is subject or any provision of its charter or bylaws.

          (iv) Brokers' Fees. The Buyer has no liability or obligation to pay any fees or commissions to any broker, finder, or agent with respect to the transactions contemplated by this Agreement for which the Seller could become liable or obligated.

          (v) No Proceedings against Buyer. There is no civil, criminal or administrative suit or claim, proceeding or investigation before any court, arbitrator or similar panel at law or in equity now pending or, to the knowledge of the Buyer, threatened against the Buyer, which could reasonably be expected to materially adversely affect the ability to consummate the transaction contemplated by this Agreement.

          (vi) Investment. The Buyer (A) understands that the Shares have not been, and will not be, registered under the Securities Act, or under any state securities laws, and are being offered and sold in reliance upon federal and state exemptions for transactions not involving any public offering, (B) is acquiring the Shares solely for its own account for investment purposes, and not with a view to the distribution thereof in violation of any applicable securities laws, (C) is a sophisticated investor with knowledge and experience in business and financial matters,
     (D) has received certain information concerning HTCC and has had the opportunity to obtain additional information as desired in order to evaluate the merits and the risks inherent in holding the Shares and (E) is able to bear the economic risk and lack of liquidity inherent in holding the Shares.

          (vii) Buyer is a Sophisticated Buyer. Buyer (A) is a sophisticated buyer with respect to the purchase of the Shares, (B) has adequate information concerning the business and financial condition of HTCC to make an informed decision regarding the purchase of the Shares, (C) has independently and without reliance upon Seller, and based on such information as Buyer has deemed appropriate, made its own analysis and decision to enter into this Agreement, except that Buyer has relied upon Seller's express representations, warranties, covenants and indemnities in this Agreement, (D) understands that the Shares are restricted securities (within the meaning of Rule 144 of Securities Act) have not been registered under the Securities Act, and cannot be resold except pursuant to registration under the Securities Act or an exemption from registration; and (E) acknowledges that the certificates representing the Shares shall bear a legend noting their restricted nature. Buyer acknowledges that Seller has not given Buyer any investment advice, credit information, or opinion on whether the sale of the Shares is prudent.

          (viii) Excluded Information. Buyer acknowledges that (A) Seller currently may have, and later may come into possession of, information with respect to the Shares or HTCC or any of its Affiliates that is not known to Buyer and that may be material to a decision to buy the Shares including the transaction involving HTCC and PanTel Rt. ("Buyer Excluded Information"), (B) Buyer has determined to buy the Shares notwithstanding its lack of knowledge of the Buyer Excluded Information and (C) Seller shall have no liability to Buyer, and Buyer waives and releases any claims that it might have against Seller whether under applicable securities laws or otherwise, with respect to the nondisclosure of the Buyer Excluded Information in connection with the transactions contemplated by this Agreement; provided, however, that the Buyer Excluded Information shall not and does not affect the truth or accuracy of Seller's representations or warranties in this Agreement.

     4. Assignment and Transfer of Registration Agreement. Pursuant to Section 8(b) of the Registration Agreement, the Seller from and after the Closing Date assigns, transfers and delegates to the Buyer all of its rights, duties and obligations under the Registration Agreement, and Buyer accepts such assignment and assumes the Seller's rights, duties and obligations under the Registration Agreement.

     5. Pre-Closing Covenants.
        ---------------------

     (a) Cooperation Prior to Closing. Between the execution of this Agreement and the final release of the new Share Certificates and the Purchase Price as contemplated in paragraph 2(a) of Exhibit C ("Final Transfer"), each of the Parties will use its commercially reasonable best efforts to take all action and to do all things necessary in order to consummate and make effective the transactions contemplated by this Agreement (including satisfaction, but not waiver, of the closing conditions set forth in Section 7 below).

     (b) Seller to Refrain from Taking or to Undertake Certain Actions. Between the execution of this Agreement and the Closing, Seller agrees:

          (i) not to take any action with regard to the Shares without the consent of the Buyer, which consent shall not be unreasonably withheld;

          (ii) to exercise all rights attaching to the Shares, including without limitation the right to vote in meetings of the Company, in accordance with the instructions of the Buyer;

          (iii) not take any action which would have a Material Adverse Effect on the Shares or which would result in a breach of the Agreement; and

          (iv) to take such reasonable actions with respect to the Shares, as the Buyer may request.

     (c) From the date of this Agreement, Seller shall use its reasonable commercial efforts to assign and to obtain HTCC's consent to the assignment of the Replacement Agreement to EMDCD Limited.

     (d) Seller shall use all reasonable endeavours to procure that the Seller's representative on the board of directors of HTCC shall resign as soon as practicable and to deliver a copy of such resignation letter to the Buyer.

     6. Post-Closing Covenants.
        ----------------------

     (a) In case at any time after the Closing any further action is necessary to carry out the purposes of this Agreement, each of the Parties will take such further action (including the execution and delivery of such further instruments and documents) as any other Party reasonably may request, all at the sole cost and expense of the requesting Party (unless the requesting Party is entitled to indemnification therefore under Section 8 below).

     (b) If the Seller's representative on the board of directors of HTCC shall have not yet resigned the Seller shall continue to use all reasonable endeavours to procure that the Seller's representative on the board of directors of HTCC shall resign as soon as practicable and to deliver a copy of such resignation letter to the Buyer.

     7. Conditions to Obligation to Close.
        ---------------------------------

     (a) Conditions to Obligation of the Buyer. The obligation of the Buyer to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (i) the representations and warranties set forth in Section 3(a) above shall be true and correct in all material respects at and as of the Closing Date;

          (ii) the Seller shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

          (iv) all necessary governmental and third party consents and approvals in connection with the transactions contemplated by this Agreement shall have been obtained except in each case for any approval required under the Credit Agreement and the acceptability under Section 6.2 of the Replacement Agreement of the opinion, and the counsel providing the opinion, contemplated by Section 2(d);

          (v) the Seller shall have delivered to the Buyer certificates executed by the responsible officer or the secretary of the Seller certifying (A) that each of the conditions specified in Section 7(a)(i)-(iv) is satisfied in all respects, and (B) the incumbency of the officer of the Seller executing this Agreement and all other documents executed and delivered in connection therewith;

          (vi) the Buyer shall have received from US Counsel to the Seller, an opinion in a form acceptable to the Buyer, and dated as of the Closing Date covering (x) the matters set forth in Section 3(a)(ii) and (y) that no registration is required under the Securities Act to transfer the Shares to Buyer in accordance with this Agreement;

          (vii) since the date of this Agreement, no event or events shall have occurred which have had or reasonably may be expected to have a Material Adverse Effect;

          (viii) all actions to be taken by the Seller in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to be delivered by the Seller to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Buyer; and

     The Buyer may waive any condition specified in this Section 7(a) if it executes a writing so stating at or prior to the Closing.

     (b) Conditions to Obligation of the Seller. The obligation of the Seller to consummate the transactions to be performed by it in connection with the Closing is subject to satisfaction of the following conditions:

          (i) the representations and warranties set forth in Section 3(b) above shall be true and correct in all material respects at and as of the Closing Date;

          (ii) the Buyer shall have performed and complied with all of its covenants hereunder in all material respects through the Closing;

          (iii) there shall not be any injunction, judgment, order, decree, ruling, or charge in effect preventing consummation of any of the transactions contemplated by this Agreement;

          (iv) all necessary governmental and third party consents and approvals in connection with the transactions contemplated by the Agreement shall have been obtained;

          (v) the Buyer shall have delivered to the Seller a certificate to the effect that each of the conditions specified above in Section 7(b)(i)-(iv) is satisfied in all respects; and

          (vi) all actions to be taken by the Buyer in connection with consummation of the transactions contemplated hereby and all certificates, opinions, instruments, and other documents required to effect the transactions contemplated hereby will be reasonably satisfactory in form and substance to the Seller.

     The Seller may waive any condition specified in this Section 7(b) if it executes a writing so stating at or prior to the Closing.

     8. Remedies for Breaches of this Agreement.
        ---------------------------------------

     (a) Survival of Representations and Warranties. All of the representations, warranties, covenants and obligations of the Parties contained in this Agreement and any certificate or document delivered with this Agreement shall survive the Closing (unless the damaged Party knew or had reason to know of any misrepresentation or breach of warranty at the time of Closing) and continue in full force for a period of 2 years thereafter (subject to any applicable statutes of limitations) or the specific terms thereof.

     (b) Indemnification Provisions for Benefit of the Buyer. In the event that the Seller breaches any of its representations, warranties, and covenants contained herein, and, if there is an applicable survival period pursuant to
Section 8(a) above, provided that the Buyer makes a written claim for indemnification against the Seller pursuant to Section 10(g) below within such survival period, then the Seller agrees to indemnify the Buyer up to the amount of the Purchase Price from and against the entirety of any Adverse Consequences the Buyer shall suffer through and after the date of the claim for indemnification caused proximately by the breach.

     (c) Indemnification Provisions for Benefit of the Sellers. In the event that the Buyer breaches any of its representations, warranties, and covenants contained herein, and, if there is an applicable survival period pursuant to
Section 8(a) above, provided that the Seller makes a written claim for indemnification against the Buyer pursuant to Section 10(g) below within such survival period, then the Buyer agrees to indemnify the Seller up to the amount of the Purchase Price from and against the entirety of any Adverse Consequences the Seller shall suffer through and after the date of the claim for indemnification caused proximately by the breach. Seller agrees and acknowledges that the obligations set forth in this Section 8(c) are solely those of Buyer. Seller expressly waives any and all claims arising under this Agreement and the transactions contemplated hereby against any Affiliates of Buyer.

     (d) Matters Involving Third Parties.

          (i) If any third party shall notify any Party (the "Indemnified Party") with respect to any matter (a "Third Party Claim") which may give rise to a claim for indemnification against the other Party (the "Indemnifying Party") under this Section 8, then the Indemnified Party shall promptly (and in any event within thirty (30) days after receiving notice of the Third Party Claim) notify the Indemnifying Party thereof in writing.

          (ii) Notwithstanding the fact that the Indemnifying Party will have the right at any time to assume and thereafter conduct the defense of the Third Party Claim with counsel of his or its choice, the Indemnified Party will have the right to participate in such proceedings at its own cost.

          (iii) Unless and until an Indemnifying Party assumes the defense of the Third Party Claim as provided in Section 8(d)(ii) above, however, the Indemnified Party may defend, at the cost of the Indemnifying Party, against the Third Party Claim in any manner it reasonably may deem appropriate.

          (iv) In no event will the Indemnified Party consent to the entry of any judgment or enter into any settlement with respect to monetary damages, with respect to the Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld or delayed).

     (e) Exclusive Remedy. The Buyer and the Seller acknowledge and agree that the foregoing indemnification provisions in this Section 8 shall be the exclusive remedy of the Buyer and the Seller with respect to the transactions contemplated by this Agreement except for fraud or intentional misrepresentation.

     9. Termination.
        -----------

     (a) Termination of Agreement. The Parties may terminate this Agreement as provided below:

          (i) the Buyer and the Seller may terminate this Agreement by mutual written consent at any time prior to the Closing;

          (ii) the Buyer may terminate this Agreement by giving written notice to the Seller (A) at any time prior to the Closing in the event the Seller has breached any material representation, warranty, or covenant contained in this Agreement in any material respect, the Buyer has notified the Seller of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach or (B) if the Closing has not occurred by November 30, 2004;

          (iii) the Seller may terminate this Agreement by giving written notice to the Buyer (A) at any time prior to the Closing in the event the Buyer has breached any material representation, warranty, or covenant contained in this Agreement or any similar agreement between an Affiliate of the Buyer and the Seller in any material respect, the Seller has notified the Buyer of the breach, and the breach has continued without cure for a period of thirty (30) days after the notice of breach or (B) if the Closing has not occurred by November 30, 2004; and

          (iv) the Buyer may terminate this Agreement if the registration of the Shares in the Buyer's name has not occurred by November 30, 2004.

     (b) Effect of Termination. If any Party terminates this Agreement pursuant to Section 9(a) above, all rights and obligations of the Parties hereunder, with the express exception of the provisions of Sections 10(g), 10(h), 10(i) and 10(l) hereof, shall terminate without any liability of any Party to any other Party (except for any liability of any Party then in breach). For the avoidance of doubt, the arrangements set forth in Exhibit C hereto will terminate and the Purchase Price and all interest in the escrow account shall be returned promptly to the Buyer and the Share Certificates and related documentation shall be returned promptly to the Seller.

     10. Miscellaneous.
         -------------

     (a) Press Releases and Public Announcements. No Party shall issue any press release or make any public announcement relating to the subject matter of this Agreement without the prior written approval of the other Party; provided, however, that any Party may make any public disclosure it believes in good faith is required by applicable law or any listing or trading agreement concerning its publicly traded securities (in which case the disclosing Party will use its reasonable best efforts to advise the other Parties prior to making the disclosure).

     (b) No Third-Party Beneficiaries. This Agreement shall not confer any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns.

     (c) Entire Agreement. This Agreement (including the documents referred to herein) constitutes the entire agreement among the Parties and supersedes any prior understandings, agreements, or representations by or among the Parties, written or oral, to the extent they have related in any way to the subject matter hereof.

     (d) Succession and Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties named herein and their respective successors and permitted assigns. No Party may assign either this Agreement or any of his or its rights, interests, or obligations hereunder without the prior written approval of the other Party, except that the Buyer may freely assign without consent the benefit of this Agreement or otherwise sell or transfer all the Shares to any fund or account managed by Ashmore Investment Management Limited.

     (e)   Counterparts.   This  Agreement  may  be  executed  in  one  or  more
counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

     (f) Headings. The section headings contained in this Agreement are inserted
for  convenience   only  and  shall  not  affect  in  any  way  the  meaning  or interpretation of this Agreement.

     (g) Notices. All notices, requests, demands, claims, and other communications hereunder will be in writing. Any notice, request, demand, claim, or other communication hereunder shall be deemed duly given if (and then two business days after) it is sent by registered or certified mail, return receipt requested, postage prepaid, and addressed to the intended recipient as set forth below:

         If to the Seller:

         Citizens Communications Company and CU Capital LLC
         c/o Citizens Communications Company
         Three High Ridge Park
         Stamford CT 06905
         Attn:  Treasurer
         Fax:  + 1-203-614-4602

         Copy to:
         Citizens Communications Company
         Three High Ridge Park
         Stamford CT 06905
         Attn:  General Counsel
         Fax:  +203-614-4651

         If to the Buyer:
         Asset Holder PCC No 2 Limited re Ashmore Emerging Economy Portfolio Barings (Guernsey) Limited
         P.O. Box 71, Trafalgar Court
         Les Banques, St Peter Port
         Guernsey GY1 3DA
         Attn:  Sarah Brouard
         Fax:  + 44-1481-745-058

         Copy to:
         Ashmore Investment Management Limited
         20 Bedfordbury
         London  WC2N 4BL
         United Kingdom
         Attention:  Tim Davis
         Facsimile:  +44-20-7557-4141

     Any Party may send any notice, request, demand, claim, or other communication hereunder to the intended recipient at the address set forth above using any other means (including personal delivery, expedited courier, messenger service, telecopy, telex or ordinary mail), but no such notice, request, demand, claim, or other communication shall be deemed to have been duly given unless and until it actually is received by the intended recipient. Any Party may change the address to which notices, requests, demands, claims, and other communications hereunder are to be delivered by giving the other Party notice in the manner herein set forth.

     (h) Governing Law. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York without giving effect to any choice or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

     (i) Dispute Resolution.

          (i) In the event of any dispute between the Parties, the Parties shall first attempt to settle such dispute amicably. Provided that, unless the Parties otherwise agree, arbitration may be commenced on or after the thirtieth (30) day after the day on which notice of intention to commence arbitration of such dispute was given, even if no attempt at amicable settlement thereof has been made.

          (ii) If amicable settlement has not been reached within the period stated in Section 10(i)(i) above, the dispute shall be finally settled under the Rules of Arbitration of the American Arbitration Association by one or more arbitrators appointed under such Rules. Each arbitrator shall have experience in agreements of this type generally. The language of the arbitration shall be English and all documents submitted to the arbitration shall be in English (or where applicable an English translation shall be provided). The place of such arbitration shall be New York, New York, United States of America. The prevailing party in any such arbitration shall be fully reimbursed by the other party for all costs associated with the arbitration, including reasonable legal fees.

     (j) Amendments and Waivers. No amendment of any provision of this Agreement shall be valid unless the same shall be in writing and signed by each Party. No waiver by any Party of any default, misrepresentation, or breach of warranty or covenant hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence.

     (k) Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

     (l) Expenses. Each of the Buyer and the Seller will bear its own costs and expenses (including legal fees and expenses) incurred in connection with the negotiation and execution of this Agreement and the transactions contemplated hereby.

     (m) Construction. The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local, or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The word "including" shall mean including without limitation.

     (n) Stamp Taxes, etc. Seller agrees that it will pay, and will hold the Buyer harmless from any and all liability with respect to any stamp or similar taxes which may be determined to be payable in connection with the execution, delivery and performance of this Agreement.

     (o) Incorporation of Exhibits and Schedules. The Exhibits and Schedules identified in this Agreement are incorporated herein by reference and made a part hereof.

     (p) Barings (Guernsey) Limited is executing this Agreement and any other documents relating hereto to which Buyer is a party or shall be a party on behalf of Buyer and solely in its capacity as custodian for Buyer, and is making no independent representations or warranties and shall have no independent liability under this Agreement or such documents.]




                  [remainder of page intentionally left blank]

     IN WITNESS WHEREOF, the Parties hereto have executed this Agreement as of the date first above written.

SELLER:                                       BUYER:

CITIZENS COMMUNICATIONS COMPANY               Asset Holder PCC No 2 Limited
                                              re Ashmore Emerging
                                              Economy Portfolio

By:   /s/ Donald B. Armour                    By Barings (Guernsey) Limited
      ---------------------
Name:  Donald B. Armour                       as Custodian for Asset Holder PCC
Title: Senior Vice President, Finance and     No 2 Limited re Ashmore
       Treasurer                              Emerging Economy Portfolio

                                              By:  /s/ Tracy Le Sauvage
                                                   --------------------
                                              Name:  Tracy Le Sauvage
                                              Title: Authorized Signatory

                                              By:     /s/  Meloney Cohn
                                                     ------------------
                                              Name:  Meloney Cohn
                                              Title: Authorized Signatory

                                   EXHIBIT A

                             Registration Agreement

                                   EXHIBIT B


                              Replacement Agreement

                                   EXHIBIT C

                               Escrow Arrangements

     This Exhibit sets forth the escrow arrangements to be entered into in connection with the purchase and sale of the Shares contemplated by this Agreement.

     The steps below are intended to insure that the Shares are duly registered in the name of the Buyer and are held by Bear Stearns or another entity mutually agreeable to the Parties (the "Escrow Agent") prior to the release of the Purchase Price by the Buyer to the Seller.

     1. Delivery of Shares and Purchase Price to Escrow Agent
        -----------------------------------------------------

     (a) On the Closing Date, (i) Seller will arrange for the Shares to be delivered to the Escrow Agent through a credit to the Escrow Agent's participants account at Depository Trust Company with transfer instructions in favour of the Buyer and (ii) the Opinion of the Seller's US Counsel in a form acceptable to the Buyer (the "Legal Opinion") will be delivered to Escrow Agent.

     (b) Prior to the Closing Date, Buyer will arrange for the Purchase Price to be paid to the Escrow Agent.

     (c) Upon receipt of the share certificates representing the Shares, the Legal Opinion and the Purchase Price, after the Closing Date, upon confirmation to the Escrow Agent by (i) the Buyer that the conditions set forth in Section 7(a) of the Agreement have been fulfilled or waived and (ii) the Seller that the conditions set forth in Section 7(b) of the Agreement have been fulfilled or waived (each of the Buyer and the Seller covenant to promptly provide notice to Escrow Agent upon the fulfilment or waiver of such conditions), the Escrow Agent will procure the registration of the transfer of the Shares in the share register of HTCC and the issuance of new share certificates in the name of the Buyer and hold them on behalf of the Buyer and the Seller.

     2. Release of Shares and Purchase Price by Escrow Agent
        ----------------------------------------------------

     (a) Upon receipt of the new Share Certificates the Escrow Agent will confirm promptly to the Buyer that it holds the new share certificates and thereafter the Escrow Agent will simultaneously release the Purchase Price to Seller and release the new share certificates representing the Shares to the Buyer.

     (b) If either Buyer or Seller shall advise the Escrow Agent that this Agreement has been terminated in accordance with Section 9 prior to or following the Closing Date, the Escrow Agent shall simultaneously release the Purchase
Price (and any interest in the escrow account) to Buyer and the share certificates representing the Shares to the Seller, and Buyer and Seller shall take all steps necessary to cause the Share certificates, if they shall have them registered in the name of the Buyer, to be registered in the name of the Seller.


                                       19